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                                                                 Andrew D. Myers

April 14, 2006

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Attn:  John Reynolds
       Assistant Director
       Division of Corporation Finance

Re:    Harbor Acquisition Corporation
       Amendment No. 7 to Registration Statement on Form S-1
       REGISTRATION STATEMENT NO. 733-126300

Dear Mr. Reynolds:

       Harbor Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 7 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 7 marked to show the changes made from Amendment No. 6 to the Registration Statement, which was filed with the Commission on March 24, 2006. The changes reflected in Amendment No. 7 are intended to respond to the comments set forth in your letter dated April 13, 2006 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the prospectus included in Amendment No. 7 to the Registration Statement filed with the Commission on this date (the "Prospectus").

GENERAL

1. COMMENT: WE NOTE THE ADDITIONAL DISCLOSURE THAT YOU ARE ALSO REGISTERING THE WARRANTS AND SHARES UNDERLYING THE WARRANTS. IT APPEARS FROM THE DISCLOSURE IN THE PROSPECTUS AND IN THE FORM OF WARRANT PLACEMENT AGREEMENT THAT AN INVESTMENT DECISION HAS ALREADY BEEN MADE BY THE PURCHASERS WITH RESPECT TO THE OFFER AND SALE OF SUCH WARRANTS. AS SUCH, PLEASE PROVIDE US WITH AN ANALYSIS OF HOW THE AGREEMENT TO PURCHASE WARRANTS BY THE EXISTING SHAREHOLDERS CONFORMS WITH THE REQUIREMENTS FOR THE OFFER AND SALE OF SECURITIES SET FORTH BY SECTION 5 OF THE SECURITIES

                                     DIRECT 617-589-3835 DIRECT FAX 617-305-3102
                                                      EMAIL amyers@davismalm.com

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Securities and Exchange Commission
April 14, 2006
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ACT OF 1933 AND HOW SUCH SALE CAN BE REGISTERED ON THIS FORM S-1.

       RESPONSE: WE BELIEVE THAT THE OFFERING OF THE WARRANTS TO OUR INITIAL STOCKHOLDERS WILL BE MADE IN ACCORDANCE WITH SECTION 5 OF THE SECURITIES ACT OF 1933. NO OFFER TO SELL ANY OF THE WARRANTS HAS BEEN MADE BY THE COMPANY TO ANY OF THE INITIAL STOCKHOLDERS, AND NO OFFER TO PURCHASE ANY OF THE WARRANTS HAS BEEN MADE BY ANY OF THE INITIAL STOCKHOLDERS TO THE COMPANY. THERE EXISTS NO OBLIGATION ON THE PART OF THE COMPANY TO SELL, OR ON THE PART OF ANY INITIAL STOCKHOLDER TO BUY, ANY OF THE WARRANTS. THE WARRANT PLACEMENT AGREEMENT WILL BE SIGNED, AND THE SALE OF THE WARRANTS WILL OCCUR, ONLY AFTER THE REGISTRATION STATEMENT HAS BEEN DECLARED EFFECTIVE BY THE COMMISSION.

2. COMMENT: WE NOTE THE DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT THAT YOU WOULD BE REQUIRED TO CONVERT TO CASH UP TO APPROXIMATELY 19.99% OF THE COMMON STOCK SOLD IN THIS OFFERING. PLEASE CLARIFY WHETHER THE COMPANY MAY STRUCTURE OR CONSUMMATE A BUSINESS COMBINATION IN WHICH LESS THAN 19.99% OF THE IPO SHAREHOLDERS WILL BE ABLE TO CONVERT FOR THE BUSINESS COMBINATION TO STILL GO FORWARD.

       RESPONSE: THE COMPANY HAS DISCLOSED ON PAGES 8, 24 AND 25 THAT UNDER NO CIRCUMSTANCES WILL IT STRUCTURE A BUSINESS COMBINATION IN WHICH LESS THAN 19.99% OF THE SHARES HELD BY THE PUBLIC STOCKHOLDERS WILL BE ELIGIBLE TO CONVERT THEIR SHARES TO CASH.

RISK FACTORS - PAGE 9

3. COMMENT: WE NOTE THE REVISION TO THE SECOND RISK FACTOR ON PAGE NINE TO REPLACE THE WORD WILL WITH "MAY." CONSIDERING YOU ARE RESERVING AT UP TO $1,650,000 OF THE INTEREST PROCEEDS TO BE USED TO FUND YOUR SEARCH FOR A TARGET COMPANY, PLEASE REVISE TO DISCUSS THE CIRCUMSTANCE IN WHICH SHAREHOLDERS WOULD RECEIVE MORE THAN $6.00 PER SHARE.

       RESPONSE: THE COMPANY HAS REVERTED TO THE ORIGINAL DISCLOSURE BY REPLACING THE WORD "MAY" WITH THE WORD "WILL" ON PAGE 9.

4. COMMENT: WE DO NOT UNDERSTAND THE ADDITIONAL DISCLOSURE IN THE FIRST RISK FACTOR ON PAGE 18. YOU REFER TO A DEMAND REGISTRATION OF THE 2,000,000 SHARES OF COMMON STOCK UNDERLYING THE WARRANTS SOLD IN THE WARRANT PLACEMENT. WHILE THE VALIDITY OF SUCH INCLUSION HAS NOT BEEN DETERMINED, YOU HAVE ALREADY INCLUDED THOSE SHARES IN THE FEE TABLE. PLEASE CLARIFY.

       RESPONSE: THE SHARES UNDERLYING THE WARRANTS SOLD IN THE WARRANT PLACEMENT WILL BE HELD BY PERSONS WHO MAY BE DEEMED AFFILIATES OF THE COMPANY UNDER RULE 144. THEREFORE, THE RESALE OF THOSE SHARES MAY BE SUBJECT TO THE VOLUME TRADING LIMITATIONS AND OTHER RESTRICTIONS OF RULE 144. AS SUCH, A SUBSEQUENT REGISTRATION MAY BE NECESSARY TO FACILITATE THE RESALE OF THOSE SHARES.

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Securities and Exchange Commission
April 14, 2006
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USE OF PROCEEDS - PAGE 20

5. COMMENT: PLEASE REVISE TO CLARIFY IF THE UNDERWRITERS ARE ENTITLED TO THE INTEREST EARNED ON THEIR PORTION OF THE TRUST PROCEEDS UPON RELEASE OF THE FUNDS FROM TRUST.

       RESPONSE: THE COMPANY HAS CLARIFIED THIS POINT IN FOOTNOTE 3 ON PAGE 20.

6. COMMENT: PLEASE REVISE TO FURTHER DISCUSS YOUR EXPECTATIONS REGARDING THE INTEREST THAT WILL BE EARNED BY THE PROCEEDS HELD IN TRUST SINCE THAT WILL AFFECT THE FUNDING OF YOUR SEARCH FOR A TARGET COMPANY. WILL YOU INVEST ALL THE TRUST PROCEEDS IN "GOVERNMENT SECURITIES?" IF SO, DISCLOSE THE INTERVAL IN WHICH THE INTEREST IS PAID. IF YOU HAVE TO RELY UPON ADVANCES WHILE WAITING FOR DISBURSEMENTS FROM THE TRUSTEE, WILL THOSE ADVANCES CARRY AN INTEREST RATE?

       RESPONSE: THE COMPANY HAS ADDED DISCLOSURE IN THE THIRD FULL PARAGRAPH ON PAGE 22 TO FURTHER EXPLAIN ITS EXPECTATIONS WITH RESPECT TO THE PAYMENT OF INTEREST FROM THE TRUST ACCOUNT, INVESTMENT OF THE TRUST PROCEEDS AND PAYMENT OF EXPENSES FOR THE INITIAL PERIOD PRIOR TO COMMENCEMENT OF MONTHLY INTEREST PAYMENTS.

7. COMMENT: PLEASE REVISE HERE TO DISCLOSE THE INTERVALS ON WHICH YOU WILL REPAY THE LOAN MADE BY GRAND CRU MANAGEMENT. IS THE INTEREST PAID MONTHLY? WILL IT ACCRUE AND COMPOUND UNTIL MATURITY? IN THE APPROPRIATE SECTION, PLEASE REVISE TO DISCUSS THE PURPOSE OF THE LOAN.

       RESPONSE: THE COMPANY HAS EXPLAINED THE TERMS AND PURPOSE OF THE LOAN FROM GRAND CRU MANAGEMENT IN FOOTNOTE 4 ON PAGE 20. THE TERMS OF THE LOAN ARE ALSO INCLUDED IN A NEW FOOTNOTE 5 ON PAGE 21.

PROPOSED BUSINESS - PAGE 27

8. COMMENT: WE NOTE THAT YOU WILL FOCUS ON "POSITIVE OPERATING CASH FLOW COMPANIES." PLEASE REVISE TO DISCUSS THE CIRCUMSTANCES IN WHICH YOU WOULD DEVIATE FROM YOUR FOCUS AND ACQUIRE A COMPANY THAT IS NOT CONSIDERED TO HAVE "POSITIVE OPERATING CASH FLOW." ALSO, PLEASE REVISE TO DEFINE YOUR USE OF THE PHRASE "POSITIVE OPERATING CASH FLOW."

       RESPONSE: THE COMPANY HAS REVISED ITS DISCLOSURE IN THE SECOND PARAGRAPH ON PAGE 29 TO STATE THAT IT WILL ONLY FOCUS ON CASH FLOW POSITIVE COMPANIES AND HAS EXPLAINED THE MEANING OF THIS TERM.

9. COMMENT: WE DO NOT UNDERSTAND THE DISCLOSURE ON PAGE 27 THAT YOU "WILL LOOK TO CREATE COMPETITIVE ADVANTAGES IN A GIVEN MARKET PLACE." PLEASE REVISE TO ELABORATE ON THE NOTED DISCLOSURE.

       RESPONSE: THE COMPANY HAS REMOVED THIS REFERENCE ON PAGE 29.

10. COMMENT: PLEASE REVISE TO ELABORATE ON THE DISCLOSURE THAT YOU "MAY ALSO ACQUIRE A

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Securities and Exchange Commission
April 14, 2006
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COMPANY THAT PROVIDES SERVICES WITHIN THESE SECTORS." INVESTORS SHOULD HAVE AN
UNDERSTANDING OF THE TYPES OF COMPANIES YOU WILL CONSIDER. PLEASE ADD APPROPRIATE DISCLOSURE.

       RESPONSE: THE COMPANY HAS ELABORATED ITS DISCLOSURE IN THE LAST PARAGRAPH ON PAGE 29.

11. COMMENT: CONSIDERING YOU HAVE DISCLOSED THAT CURRENT MANAGEMENT WILL NOT TAKE PART AS EXECUTIVE OFFICERS OF THE COMPANY, PLEASE EXPLAIN THE PURPOSE OF EVALUATING "WHETHER NEW METHODS AND/OR BUSINESS MODELS CAN BE APPLIED TO INCREASE GROWTH." ASSUMING THERE ARE "NEW METHODS" THAT MAY BE UTILIZED, CURRENT MANAGEMENT WOULD NOT BE IN THE POSITION TO IMPLEMENT THEM. IF CURRENT MANAGEMENT DETERMINES THAT THERE ARE NEW METHODS THAT SHOULD BE APPLIED, WILL SUCH APPLICATION BE A TERM OF ANY BUSINESS COMBINATION?

       RESPONSE: WE HAVE MODIFIED THE DISCLOSURE ON PAGE 29 OF THE PROSPECTUS TO CLARIFY THAT IT IS EXPECTED THAT, AS NON-EXECUTIVE DIRECTORS, ADVISORS AND PRINCIPAL STOCKHOLDERS OF THE TARGET COMPANY, OUR CURRENT MANAGEMENT WILL BE IN A POSITION TO INFLUENCE AND APPROVE THE IMPLEMENTATION OF ANY NEW BUSINESS METHODS FOR THE TARGET COMPANY. IN AN APPROPRIATE CASE, WE WILL CONSIDER INCLUDING IN THE BUSINESS COMBINATION AGREEMENT PROVISIONS REQUIRING THE IMPLEMENTATION OF NEW METHODS AND/OR BUSINESS MODELS BY THE TARGET COMPANY.

12. COMMENT: PLEASE REVISE TO SUBSTANTIATE THE BELIEFS ON PAGE 28, THAT PRIVATE COMPANIES "WILL FIND THE OPPORTUNITY TO SELL TO [YOU] ATTRACTIVE AS WELL."

       RESPONSE: THE COMPANY HAS REMOVED THIS STATEMENT ON PAGE 30.

FINANCIAL STATEMENTS - PAGE F-1
NOTE 2 - PROPOSED PUBLIC OFFERING:  VALUE OF UNIT PURCHASE OPTION - PAGE F-8

13. COMMENT: WE NOTE YOUR DISCLOSURES REGARDING THE VALUATION OF THE UNDERWRITER'S PURCHASE OPTION ("UPO"). PLEASE TELL US THE NAMES OF THE COMPANIES YOU CONSIDERED IN DEVELOPING YOUR ESTIMATE OF VOLATILITY. ALSO, TELL US HOW YOU CALCULATED THE ESTIMATE OF 18.5% AND WHETHER IT IS BASED ON THE DAILY HISTORICAL CLOSING VALUES OF THE BASKET OF COMPANIES FOR THE PERIOD OF TIME EQUAL IN LENGTH TO THE TERM OF THE OPTION THROUGH THE BALANCE SHEET DATE OR OTHER DATE.

       RESPONSE: THE COMPANY CALCULATED THE 18.5% BASED ON THE WEEKLY AVERAGE CLOSING STOCK PRICE OVER A FIVE YEAR PERIOD (ENDING MARCH 21, 2006), WHICH IS THE SAME TIME PERIOD AS THE UPO. THE IDENTITY OF THE COMPANIES INCLUDED IN THIS BASKET TO DEVELOP THE ESTIMATE OF VOLATILITY ARE ATTACHED AS SCHEDULE A TO THIS RESPONSE LETTER. THE COMPANY CONSIDERED OVER 100 COMPANIES IN ARRIVING AT THIS BASKET OF REPRESENTATIVE COMPANIES. THE COMPANY ALSO CLARIFIED THAT THE SAMPLE OF REPRESENTATIVE COMPANIES OPERATE WITHIN THE CONSUMER AND INDUSTRIAL PRODUCTS SECTORS.

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Securities and Exchange Commission
April 14, 2006
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14. COMMENT: AS APPLICABLE, PLEASE REVISE YOUR DISCLOSURE TO STATE THAT THE UPO
WILL BE ISSUED UPON THE COMPLETION OF THE PROPOSED OFFERING, AND THAT THE UPO WILL NOT BE ISSUED IF THE PROPOSED OFFERING IS NOT CONSUMMATED.

       RESPONSE: THE COMPANY HAS ADDED THIS DISCLOSURE IN FOOTNOTE 3 TO ITS FINANCIAL STATEMENTS.

15. COMMENT: REVISE MD&A TO DISCUSS THE MATERIAL TERMS OF THE UPO, ITS ESTIMATED FAIR VALUE AND THE MAJOR ASSUMPTIONS USED TO VALUE IT.

       RESPONSE: THE COMPANY HAS ADDED THE SUGGESTED DISCLOSURE ON PAGES 27 AND 28.

Undertakings

16. COMMENT: PLEASE REFER TO ITEM 512 OF REGULATION S-K AND REVISE YOUR UNDERTAKINGS ACCORDINGLY.

       RESPONSE: THE COMPANY HAS REVISED ITS UNDERTAKINGS ACCORDINGLY.

Signatures

17. COMMENT: IDENTIFY THE PERSON SIGNING AS THE PRINCIPAL FINANCIAL OFFICER ON BEHALF OF THE COMPANY.

       RESPONSE: THE COMPANY HAS IDENTIFIED ITS PRINCIPAL FINANCIAL OFFICER.

       If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.


Very truly yours,


Andrew D. Myers

ADM:ran
Enclosures

cc:    Mr. Robert J. Hanks
       Mr. David A. Dullum
       Elizabeth Hughes, Esquire
       William F. Griffin, Jr.


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Securities and Exchange Commission
April 14, 2006
Page 6


                                   SCHEDULE A

                    REGARDING HARBOR ACQUISITION CORPORATION

                LETTER TO THE SECURITIES AND EXCHANGE COMMISSION

                              DATED APRIL 14, 2006

                                BASKET OF STOCKS


Reddy Ice Holdings                              FRZ
Sanderson Farms                                 SAFM
Peet's Coffee & Tea                             PEET
B&G Foods                                       BGF
Coca Cola Bottling                              COKE
Farmer Brothers                                 FARM
National Beverage Corp                          FIZ
Green Mountain Coffee Roasters                  GMCR
Diamond Foods                                   DMND
Omnova Solutions                                OMN
Landec Corp                                     LNDC
United Energy                                   UNRG.OB
Mannatech                                       MTEX
Inter Parfums                                   IPAR
Parlux Fragrances                               PARL
Natures Sunshine                                NATR
Reliv International                             RELV
Schiff Nutrition                                WNI
CCA Industries                                  CAW
Playtex                                         PYX
Chattem                                         CHTT
Elizabeth Arden                                 RDEN